SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 5th February 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






5 February 2003



BANK OF IRELAND MANAGEMENT CHANGE ANNOUNCEMENT

Bank of Ireland Group has announced the appointment of Roy Keenan, currently Group Chief Development Officer, (see biographical note attached) to the role of Chief Executive designate of its UK Financial Services Division, which incorporates Bristol & West plc, Chase de Vere Investments, MX Financial Solutions and the Bank of Ireland legacy businesses in Northern Ireland and Great Britain. He will succeed Jeff Warren, who has been appointed Group Chief Development Officer and Head of the Office of the Group Chief Executive. In this role, Jeff will assume responsibility for Group transformation as well as a range of key support functions. Both appointments take effect from 1 March 2003.

Mike Soden, Group Chief Executive, said: "I am very pleased that Roy Keenan has accepted my invitation to become Chief Executive of the UKFS Division. He is among the Group's most experienced executives with an impressive track record at business unit and Group level over 20 years. I am equally pleased that Jeff Warren will bring his considerable skills and experience to the role of Group Chief Development Officer and I look forward to working closely with him as we take the Group forward.

"Roy's appointment follows an evaluation of the Group's management structure and future options in the UK market. Our UK businesses, which reported a 14% increase in profits before tax in the half year to 30 September 2002, currently generate some 25% of total Group pre tax profits. They will remain central to the Group's growth prospects. It will be Roy's task to optimise returns from our existing businesses and to seek out opportunities for new sources of growth."

Ends/

For further information:
Mary King/Fiona Ross          Group Investor Relations            353 1 6043501
David Holden                  Group Corporate Communications      353 1 6043833





                             Additional Information

Roy Keenan

Roy Keenan (55) has worked in the financial services sector in Ireland and the UK for more than 35 years. He was Managing Director of the Northern Ireland Industrial Bank, a business and consumer credit bank, when it was acquired by Bank of Ireland in 1984 and merged with Bank of Ireland Finance. He became Managing Director of British Credit Trust - the Group's business and consumer credit operation in Britain - in 1990. In 1993, he was appointed Sales and Marketing Director, Britain and in 1995, Managing Director of Bank of Ireland Mortgages based in Reading.

He returned to Ireland in 1997 as Managing Director of Lifetime and Bank of Ireland Insurance Services and, subsequently, of Bank of Ireland Life with responsibility for all of the Group's insurance and investment operations.

He was appointed Group Chief Development Officer in March 2002.

He is a former President of the Irish Insurance Federation, a Council member of the Finance Houses Association and the UK Council of Mortgage Lenders and a board member of Co-Operation Ireland.



UKFS Division

The Bank of Ireland UK Financial Services Division was created in 2002 by bringing together under single management all of the Group's businesses in the sterling area. These include the legacy Bank of Ireland businesses in Northern Ireland and Great Britain, Bristol & West plc, which was acquired by the Group in 1997, Chase de Vere Investments, acquired in 2000 and MX Financial Solutions. In the half year to 30 September, UKFS reported pretax profits of EUR166 million, an increase of 14% on the comparable period in the prior year. It has a total staff of some 5,500.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 5th February 2003